Velox Clearing LLC

Financial Statement

For the year ended December 31, 2019

With Report of Independent Registered Public Accounting Firm

Table of Contents



REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Member of
Velox Clearing LLC
Anaheim, California

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of Velox Clearing LLC (the "Company"), a wholly-owned subsidiary of Velox Holdings Inc., as of December 31, 2019 and the related notes (collectively referred to as the "financial statement"). In our opinion, the statement of financial condition presents fairly, in all material respects, the financial position of Velox Clearing LLC as of December 31, 2019 in conformity with accounting principles generally accepted in the United States of America.

Change in Accounting Principle

As described in Note 2 to the financial statements, the Company has changed its method of accounting for leases in 2019 due to the adoption of Accounting Standards Update No. 2016-02, *Leases*. Our opinion is not modified with respect to this matter.

Basis for Opinion

This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit provides a reasonable basis for our opinion.

Armanino LLP
Armanino^LLP
Woodland Hills, California

We have served as the Company's auditor since 2018.

March 2, 2020



MOORE

An independent firm
associated with Moore
Global Network Limited

Velox Clearing LLC
Statement of Financial Condition
December 31, 2019

ASSETS

Cash and cash equivalents	$	5,093,133
Cash segregated under federal regulations		2,336,007
Receivable from customers and correspondents		2,788,089
Receivable from broker-dealers and clearing organizations		2,138,197
Receivable from affiliates		95,426
Restricted cash		400,000
Right-of-use lease asset		1,627,814
Property and equipment, net		356,599
Other assets		106,115
TOTAL ASSETS	$	14,941,380

LIABILITIES AND MEMBER'S EQUITY

Payable to customers and correspondents		3,142,745
Payable to broker-dealers and clearing organization		15,969
Accounts payable and accrued expenses		361,436
Payable to affiliates		14,816
Operating lease liability		1,747,162
TOTAL LIABILITIES	$	5,282,128

MEMBER'S EQUITY

Member's contributions		17,183,200
Accumulated deficit		(7,523,947)
Total member's equity	$	9,659,253
TOTAL LIABILITIES AND MEMBER'S EQUITY	$	14,941,380

The accompanying notes are an integral part of this financial statement.

Velox Clearing LLC

Notes to Financial Statement
December 31, 2019

Note 1. Organization and Description of Business

Velox Clearing LLC (the "Company") was formed on August 9, 2017 in the State of Nevada. It is a wholly owned subsidiary of Velox Holdings Inc., a Nevada Corporation (the "Parent"). The Company is a clearing broker-dealer registered with the Securities and Exchange Commission ("SEC"), a member of the Financial Industry Regulatory Authority, Inc. ("FINRA"), the Securities Investor Protection Corporation ("SIPC"), National Securities Clearing Corp. ("NSCC"), the Depository Trust Company ("DTC"), CBOE-BYX, CBOE-BYZ, CBOE-EDGA, CBOE-EDGX, Investors Exchange ("IEX"), The Nasdaq Stock Market ("NQX"), the New York Stock Exchange ("NYSE"), NYSE American and NYSE ARCA.

Note 2. Summary of Significant Accounting Policies

Basis of presentation

The accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP").

Use of estimates

The preparation of financial statements in accordance with U.S. GAAP requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Management believes that the estimates utilized in preparing its financial statements are reasonable. However, actual results could differ from those estimates.

Cash and cash equivalents

The Company considers short-term, highly liquid investments with an original maturity date of three months or less to be cash equivalents.

Restricted cash

Restricted cash represents cash held for the Company's letter of credit on its office lease agreement.

Cash segregated under federal regulations

Cash segregated and on deposit for regulatory purposes consists of cash in special reserve bank accounts for the exclusive benefit of clients under Rule 15c3-3 of the Securities Exchange Act of 1934 (the "Customer Protection Rule") and other regulations.

Receivables from and payables to broker-dealers and clearing organizations

Receivables from broker-dealers and clearing organizations include amounts receivable from securities not delivered by the Company to a purchaser by the settlement date ("fails to deliver"), and deposits with clearing organizations. Payables to broker-dealers and clearing organizations include amounts payable for securities not received by the Company from a seller by the settlement date ("fails to receive").

Property and equipment

Property and equipment are recorded at cost, net of accumulated depreciation. Depreciation is computed using the straight-line method over the estimated useful lives of the assets, ranging from 3 to 7 years. Amortization of leasehold improvements is computed using the straight-line method over the lesser of the estimated useful life of the asset or the term of the lease.

Receivable from and payable to customers

Customer securities transactions are recorded on a settlement date basis. Receivables from customers and payable to customers include amounts due on cash and margin transactions. Securities owned by customers are held as collateral for receivables. Securities owned by customers, including those that collateralize margin loans or other similar transactions, are not reported in the statement of financial condition.

Receivable from and payable to correspondents

The Company collects commissions and other fees from end customers each month. As stipulated by individual agreements with correspondent introducing brokers ("Correspondents"), the Company calculates and distributes amounts due from or to Correspondents.

Other assets

Other assets are comprised of receivables generated in the normal course of business, such as interest receivables, prepaid expenses, and a security lease deposit.

Income taxes

The Company is a limited liability company for federal and state income tax purposes. Under laws pertaining to income taxation of limited liability companies, no federal income tax is paid by the Company. The income or loss of the Company is taxed to the member in its respective return.

The Company evaluates its tax positions taken or expected to be taken in the course of preparing tax returns to determine whether the tax positions are "more-likely-than-not" of being sustained by the applicable tax authority. Tax positions not deemed to meet the "more-likely-than-not" threshold are recorded as an expense in the applicable year. As of December 31, 2019, the Company does not have any significant uncertain tax positions for which a reserve would be necessary.

Recently adopted accounting pronouncements

In February 2016, the FASB issued ASU 2016-02, *Leases* ("ASU 2016-02"). The primary objective of ASU 2016-02 is to increase transparency and comparability by recognizing lease assets and liabilities on the balance sheet and to expand related disclosures. ASU 2016-02 requires a "right-of-use" asset and a payment obligation liability on the balance sheet for most leases and subleases with terms longer than 12 months. The Company adopted this lease standard effective January 1, 2019. The Company identified the affected population of its leases and did not identify any cumulative-effect adjustment to be made to the opening balance of Member's Equity at January 1, 2019.

Note 3: Receivable from and Payable to Broker-Dealers and Clearing Organizations

Amount receivable from and payable to broker-dealers and clearing organizations include the following:

Receivables:	
Broker-Dealers	28,197
Clearing Organizations	2,110,000
Total Receivables	$ 2,138,197

Payables:	
Broker-Dealers	1,730
Clearing Organizations	14,239
Total Payables	$ 15,969

Note 4: Letter of Credit

At December 31, 2019, the Company has a letter of credit in the favor of its office landlord. The letter of credit is in the amount of $400,000 and expires at the end of the related lease term in July 2024.

Note 5. Property and Equipment

Property and equipment consists of the following at December 31, 2019:

Computers equipment	$ 51,545
Furniture and fixtures	101,677
Office equipment	7,354
Leasehold improvements	252,178
	412,754
Less accumulated depreciation and amortization	(56,155)
	$ 356,599

Note 6. Net Capital Requirements

The Company, as a registered broker-dealer in securities, is subject to the Uniform Net Capital Rule 15c3-1 of the Securities and Exchange Commission. The Company computes its net capital requirement under the alternative method provided for in Rule 15c3-1. Under the alternative method, the Company shall not permit its net capital to be less than the greater of $250,000 or 2 percent of aggregate debit items computed in accordance with the Formula for Determination of Reserve Requirements for Brokers and Dealers, as defined. At December 31, 2019, the Company's net capital was $8,709,041 , which exceeded the minimum net capital requirement of $250,000 by $8,459,041.

Note 7: Trading Activities and Related Risks

The Company's trading activities are comprised of providing securities clearing services to clients. Trading activities expose the Company to market and credit risks. These risks are managed in accordance with established risk management policies and procedures. The Company is not trading or settling penny stocks, as defined by the Securities and Exchange Commission.

In the normal course of business, the Company clears, settles and finances various customer transactions. Clearance of these transactions includes the purchase and sale of securities which exposes the Company to default risk arising from the potential that customers or counterparties may fail to satisfy their obligations. In these situations, the Company may be required to purchase or sell financial instruments at unfavorable market prices to satisfy obligations to customers or counterparties. Liabilities to other brokers and dealers related to unsettled transactions are recorded at an amount for which the securities were purchased, and paid upon receipt of the securities from other brokers or dealers. In the case of aged securities failed to receive, the Company may purchase the underlying security in the market and seek reimbursement for any losses from counterparties.

The Company may be exposed to off-balance-sheet risk. In the normal course of business, the Company clears securities purchase and sales transactions on behalf of its clients. If another party involved in the transaction fails to fulfill its contractual obligation, the Company may incur a loss if the market value of the security is different from the contract amount of the transaction. The Company may be required to purchase or sell financial instruments at prevailing market prices to fulfill the customer's or broker's obligations.

Note 8. Related Party Transactions

The Company entered into a technology service agreement with an affiliate of the Parent, Shanghai ManYing Technology Co. Ltd. ("SMT") in June 2018. Under this agreement SMT agrees to develop, design, sell and provide additional services related to the software that the Company may use. The Company also has accrued expenses payable to Zinvest Financial Holdings Ltd. At December 31, 2019, amounts due to SMT and Zinvest Financial Holdings Ltd. was $12,000 and $2,816 respectively.

In 2019 the Company entered into expense sharing agreements with two affiliates of the Parent, Velox Technologies LLC and Zinvest Financial Service LLC. Both affiliates are sharing the office space and certain office equipment with the Company. At December 31, 2019, the Company was due $45,127 from Velox Technologies LLC and $50,299 from Zinvest Financial Service LLC.

Note 9. Employee Benefit Plan

The Company provides a defined contribution 401(K) employee benefit plan ("the Plan") that covers substantially all employees. All employees are eligible to participate in the Plan based on meeting certain term of employment requirements.

Note 10. Commitments and Contingencies

Contingencies

The Company recognizes liabilities that it considers probable and can be reasonably estimable as contingencies and accrues the related costs it believes sufficient to meet the exposure. In the normal course of business, the Company is subject to certain pending and threatened legal actions. The company has no pending litigation as of December 31, 2019

Guarantee

The Company is a member of exchanges and clearing houses. The Company may be required to pay a proportionate share of the financial obligations of another member who may default on its obligations to the organization. In general, the Company's guarantee obligation would arise only if the organization had previously exhausted its resources. In addition, any such guarantee obligation would be apportioned among the other non-defaulting members of the organization. Any potential contingent liability under these membership agreements cannot be estimated. As of December 31, 2019, the Company has not recorded any contingent liability in the statement of financial condition for these agreements and believes that any potential requirement to make payments under these agreements is immaterial

Commitments

The Company entered into a 4-year service agreement with FIS Phase 3 ("Phase 3"). The service agreement is effective January 2019 through December 2022. The agreement calls for the Company to pay a minimum fee of $3,567,500, plus professional services, pricing charges, and volume based fees. At December 31, 2019, the remaining liability is $2,981,250.

Note 11. Leases

The Company leases office space in Anaheim, California under a non-cancelable operating lease, which expires on July 31, 2024. Amounts reported in the statement of financial condition as of December 31, 2019 related to the operating lease include a right-of-use lease asset of $1,627,814 and a lease liability of $1,747,162.

The Company's future minimum annual lease payments are as follows:

Year Ending December 31:

2020	$ 361,058
2021	371,756
2022	383,256
2023	395,024
Thereafter	236,068
	$1,747,162

Note 12. Subsequent Events

Management of the Company has evaluated events and transactions that may have occurred through March 2, 2020, the date the financial statements were available to be issued, and determined that there are no material events that would require disclosure in the Company's financial statements.